Exhibit 12(a)

Ratio of Earnings to Fixed Charges

Union Pacific Corporation and Subsidiary Companies

(Unaudited)

	Three Months Ended September 30,
Millions of Dollars, Except for Ratios	2008	2007
Fixed charges:
Interest expense, including amortization of debt discount	$ 130	$ 124
Portion of rentals representing an interest factor	54	55
Total fixed charges	$ 184	$ 179
Earnings available for fixed charges:
Net income	$ 703	$ 532
Equity earnings net of distribution	(14)	(18)
Income taxes	405	374
Fixed charges	184	179
Earnings available for fixed charges	$1,278	$1,067
Ratio of earnings to fixed charges	6.9	6.0